SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Halifax Corporation of Virginia

(Name of Issuer)

Common Stock, par value $0.24 per share

(Title of Class of Securities)

         0000720671

(CUSIP Number)

                           December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0000720671	Page 2 of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Chester M. Arnold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 227,356 (The amount includes 50,000 shares of common stock held by the reporting person’s wife. The reporting person disclaims beneficial ownership of such shares.)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 227,356 (The amount includes 50,000 shares of common stock held by the reporting person’s wife. The reporting person disclaims beneficial ownership of such shares. )
	8	SHARED DISPOSITIVE POWER 0
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

227,356 (The amount includes 50,000 shares of common stock held by the reporting person’s wife. The reporting person disclaims beneficial ownership of such shares. )

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ X ]
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.16% (The percentage includes 50,000 shares of common stock held by the reporting person’s wife. The reporting person disclaims beneficial ownership of such shares.)

12	TYPE OF REPORTING PERSON* IN

CUSIP No. 0000720671	Page 3 of 6

Item 1.

(a)	Name of Issuer:

Halifax Corporation of Virginia

(b)	Address of Issuer's Principal Executive Offices:

Halifax Corporation of Virginia

5250 Cherokee Avenue

Alexandria, VA 22312

Item 2.

(a)	Name of Person Filing:

Chester M. Arnold

(b)	Address of Principal Business Office or, if none, Residence:

40 Fairwinds Drive

Osterville, Massachusetts 02655

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, par value $0.24 share

(e)	CUSIP Number: 0000720671

CUSIP No. 0000720671	Page 4 of 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 227,356 (The amount includes 50,000 shares of common stock held by the reporting person’s wife. The reporting person disclaims beneficial ownership of such shares).

(b)	Percent of class: 7.16% (The percentage includes 50,000 shares of common stock held by the reporting person’s wife. The reporting person disclaims beneficial ownership of such shares).

(c)	Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: 227,356 (The amount includes 50,000 shares of common stock held by the reporting person’s wife. The reporting person disclaims beneficial ownership of such shares).

(ii)	Shared power to vote or to direct the vote: 0

(iii)

Sole power to dispose or to direct the disposition of: 227,356 (The amount includes 50,000 shares of common stock held by the reporting person’s wife. The reporting person disclaims beneficial ownership of such shares).

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 0000720671	Page 5 of 6

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 0000720671	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2009
(Date)

/s/ Chester M. Arnold
(Signature)

Chester M. Arnold
(Name/Title)